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                          June 12, 2023

       Seamus McAuley
       Chief Executive Officer
       Bright Green Corp
       1033 George Hanosh Boulevard
       Grants, NM 87020

                                                        Re: Bright Green Corp
                                                            Registration
Statement on Form S-3
                                                            Filed June 5, 2023
                                                            File No. 333-272431

       Dear Seamus McAuley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Grant Levine